SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.             )*

DSET Corporation

(Name of Issuer)

common stock, no par value

(Title of Class of Securities)

262504202

(CUSIP Number)

Dilip Naik
5085 Avalon Ridge Parkway
Suite 100
Norcross, Georgia 30092
Tel No.: (770) 453-9190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 262504202	13D	PAGE 2 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NE Technologies, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
BK

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		1,179,515
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,179,515

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9%

(14)	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 262504202	13D	PAGE 3 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NE Technologies Acquisition Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

BK

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		1,179,515
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,179,515

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

(14)	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO. 262504202	13D	PAGE 4 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dilip Naik

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS AF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER 50
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER 1,180,140
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER 50
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER 625

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,190

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 262504202	13D	PAGE 5 OF 9 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vish Emani

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
India

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		1,180,140
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER 625

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,180,140

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.     Security and Issuer.

     The title of the class of equity securities to which this Schedule 13D (the “Schedule”) relates is common stock, no par value (“Common Stock”), issued by DSET Corporation, a New Jersey corporation (the “Company”). The principal executive offices of the Company are located at 661 Shrewsbury Avenue, Shrewsbury, New Jersey 07702.

Item 2.     Identity and Background.

a.	This Schedule is filed by each of the following persons (the “Reporting Persons”):

i.	NE Technologies, Inc., a Georgia corporation (“NE Technologies”);

ii.	NE Technologies Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of NE Technologies (“NE Acquisition”); and

iii.	Dilip Naik and Vish Emani, who are each an executive officer and a director of each of NE Technologies and NE Acquisition.

b.	The address of the principal business office of NE Technologies, NE Acquisition and Messrs. Naik and Emani is 5085 Avalon Ridge Parkway, Suite 100, Norcross, Georgia 30092.

c.	The principal business of NE Technologies is providing Operation Support Systems software solutions. The principal business of NE Acquisition is to purchase all the outstanding shares of Common Stock and merge with the Company pursuant to the terms of the Merger Agreement (as defined in Item 4 of this Schedule). The principal business of Messrs. Naik and Emani is to act as executive officers and directors of each of NE Technologies and NE Acquisition.

d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

f.	Mr. Naik is a citizen of the United States, and Mr. Emani is a citizen of India.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Georgia Banking Company (the “Bank”) has committed to loan to NE Technologies or NE Acquisition the funds necessary to permit NE Acquisition to purchase all of the outstanding shares of

Common Stock pursuant to the terms of the Merger Agreement, but in no event more than $1,556,000.00 (the “Loan”). The Loan shall be made by the Bank pursuant to loan documents that are mutually agreed to by the Bank, NE Technologies and NE Acquisition, which loan documents shall contain terms and conditions that are customary for a transaction of this type.

Item 4.     Purpose of Transaction.

     The purpose of the acquisition by the Reporting Persons of the shared voting power of the shares of Common Stock as described in this Schedule is to acquire all the outstanding equity of the Company pursuant to that certain Agreement of Merger, dated as of November 8, 2002, by and among NE Technologies, NE Acquisition and the Company (the “Merger Agreement”), pursuant to which the Company will merge with and into NE Acquisition (the “Merger”), and the stockholders of the Company will become entitled to receive $0.30 in cash for each outstanding share of Common Stock held by such stockholders. The Merger is subject to certain conditions, including the approval by the stockholders of the Company.

     On November 8, 2002, NE Technologies and NE Acquisition entered into stockholder agreements (the “Stockholder Agreements”) with each of NV Partners II, L.P. (“NV Partners”) and Signal Lake Venture Fund, L.P. (“Signal Lake”) pursuant to which each of Signal Lake and NV Partners irrevocably granted to and appointed NE Technologies and Messrs. Naik and Emani, in their respective capacities as officers of NE Technologies, their proxy and attorney-in-fact, to vote all shares of Common Stock beneficially held by NV Partners and Signal Lake, or grant a consent or approval with respect to such shares, in connection with any meeting of the stockholders of the Company, (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)	See Items 7-13 of the cover pages. The percentage of outstanding shares of Common Stock set forth in the cover pages has been computed based on a total of 5,147,182 shares of Common Stock outstanding as of October 31, 2002, as set forth in the Company’s Form 10-Q for the period ended September 30, 2002.

(c)	No other transactions in Common Stock have been effected by any Reporting Person within the last sixty days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 of this Schedule for a description of the Merger Agreement and the Stockholder Agreements.

Item 7.     Material to be Filed as Exhibits.

2.1	Agreement of Merger, dated as of November 8, 2002, by and among NE Technologies, Inc., NE Technologies Acquisition Corporation and DSET Corporation (incorporated by reference to Exhibit 2.1 to DSET Corporation’s Current Report on Form 8-K filed on November 8, 2002).

2.2	Stockholder Agreement, dated as of November 8, 2002, by and among NE Technologies, Inc., NE Technologies Acquisition Corporation and Signal Lake Venture Fund, L.P. (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed by Signal Lake Venture Fund, L.P., Signal Lake, LLC, Barton W. Stuck and Michael E. Weingarten on November 12, 2002).

2.3	Stockholder Agreement, dated as of November 8, 2002, by and among NE Technologies, Inc., NE Technologies Acquisition Corporation and NV Partners II, L.P.

99.1	Commitment Letter from Georgia Banking Company.

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2002

NE TECHNOLOGIES, INC.

/s/ Dilip Naik Dilip Naik, President

NE TECHNOLOGIES ACQUISITION CORPORATION

/s/ Vish Emani Vish Emani, President

/s/ Dilip Naik Dilip Naik

/s/ Vish Emani Vish Emani